

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2022

Scott Golenbock, Esq.
Milbank LLP
55 Hudson Yards
New York, NY
10001

> **Re: Houghton Mifflin Harcourt Company**
> **Schedule TO-T**
> **Filed March 7, 2022 by Harbor Purchaser Inc. and Harbor Holding Corp.**
> **File No. 005-87720**

Dear Mr. Golenbock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Offer to Purchase

General

1. With a view toward revised disclosure, please explain the purpose of the Inside Date Condition and the implications such condition has on the timing of the offer period. Such explanation (and associated revised disclosure) should address, among other things, the fact that the April 7 Inside Date falls after the scheduled expiration of the Offer.

2. Based on the Debt Commitment Letter attached as Exhibit (b)(1), it appears that the Inside Date Condition is related to debt financing for the transaction. If that is indeed the case, please justify the disclosure that states, on multiple occasions, that the Offer "is not subject to any financing condition."

3. Please confirm that the offer will remain open for a minimum of five business days from the date a waiver of the Inside Date Condition is first published, sent or given to stockholders.

Scott Golenbock, Esq.
55 Hudson Yards
March 15, 2022
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to David Plattner at 202-551-8094.

        Sincerely,

        Division of Corporation Finance
        Office of Mergers and Acquisitions